Ameri Metro, Inc.

"Changing The Way You Move"



American Spirit American Dream
Ameri Metro

Affiliated Companies:

HSR PASSENGER SERVICES, INC.

HSR LOGISTICS, INC.

HSR TECHNOLOGIES, INC.

HSR FREIGHT LINE, INC.

October 13, 2020

Mr. James Becker, President
Ameri Metro, Inc.
2575 Eastern Boulevard, Suite 102
York, Pennsylvania 17402

Dear President Becker,

Respectfully, effected October 27th, 2020 I hereby tender resignation as Chief Executive Officer of Ameri Metro, Inc. As you know, I was diagnosed with lupus many years ago and it is wearing on me physically. Regretfully, I simply do not have the energy to remain as active as I have been for the last several years.

I intend to retain my Board seat for as long as I can provide meaningful service and the Board so desires.

Sincerely,

Debra Mathias

Deborah Mathias

DM:brf

PHONE: 717-434-0668

2575 EASTERN BLVD., YORK, PA 17402